                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. 5)(1)




                                 Stamps.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    852857200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Lloyd I. Miller, III, 4550 Gordon Drive,
                  Naples, Florida, 34102 (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 13, 2006
                -------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 852857200                   13D                            Page 2 of 7




1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lloyd I. Miller, III                                          ###-##-####


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                       (B) [ ]


3   SEC USE ONLY



4   SOURCE OF FUNDS*
    PF-OO



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


     NUMBER OF     7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY        732,030
     OWNED BY
       EACH        8   SHARED VOTING POWER
     REPORTING
      PERSON           856,193
       WITH
                   9   SOLE DISPOSITIVE POWER

                       732,030

                   10  SHARED DISPOSITIVE POWER

                      856,193

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,588,223

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%


14  TYPE OF REPORTING PERSON*
    IN-IA-OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 7
INTRODUCTION

     This constitutes Amendment No. 5 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 30, 2002, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Stamps.com Inc., a Delaware corporation (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the "Trusts"). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $2,880,495.18. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $3,440,100.28.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. ("Milfam I"), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. ("Milfam II") a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

     Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares in Milfam I was $334,400.00.

     Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam
II. The aggregate purchase price for the Shares in Milfam II was $2,638,024.06.

     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $137,000.00.

     Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA"). One such account is for Alexandra Miller ("Alex UGMA") and another is for Lloyd I. Miller, IV ("Lloyd IV UGMA" and together with the Alex UGMA, the "Miller UGMAs"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMAs were purchased with money held by the Miller UGMAs. The aggregate purchase price for the Shares in the Alex UGMA was $6,059.98. The aggregate purchase price for the Shares in the Lloyd IV UGMA was $6,059.98.

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                                                                    Page 4 of 7

     Kimberley S. Miller is Mr. Miller's former wife. All of the Shares Mr. Miller is deemed to beneficially own, as Kimberley S. Miller's former spouse, were purchased with personal funds held by Kimberley S. Miller. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as Kimberley S. Miller's former spouse was $2,942.90.

     Mr. Miller shares investment and dispositive power with his sister Marli Miller over Shares held by the Marli Miller Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to distributions received from a grantor retained annuity trust.

ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4 of the Statement is hereby amended by adding at the end thereof the following:

     As of March 16, 2006, Mr. Miller considers his beneficial ownership reported herein of the 1,588,233 Shares as an investment in the ordinary course of business. The purpose of this Amendment is to report that since the filing of Amendment No. 4 to the Statement, dated February 7, 2006 ("Amendment No. 4"), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     (a) Mr. Miller beneficially owns 1,588,223 Shares which is 6.7% of the 23,653,274 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 23,653,274 outstanding Shares is the sum of the following amounts: (i) 23,643,274 outstanding Shares as of February 28, 2006 pursuant to the Company's Form 10-K filed on March 14, 2006 and (ii) 10,000 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable options Mr. Miller beneficially owns.

     As of the date hereof, 517,794 of such beneficially owned Shares are owned of record by Trust A-4; 187,266 of such beneficially owned Shares are owned of record by Trust C; 55,000 of such beneficially owned Shares are owned of record by Milfam I L.P.; 456,630 of such beneficially owned Shares are owned of record by Milfam II L.P.; 218,400 of such beneficially owned Shares are owned of record by Mr. Miller directly (including options to purchase 10,000 Shares); 1,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 500 of such beneficially owned Shares are owned of record by Kimberly S. Miller; and 150,633 of such beneficially owned Shares are owned of record by Marli Managed.

     (b) Mr. Miller has or may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller and Marli Managed. Mr. Miller has or may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., Lloyd IV UGMA, Alexandra UGMA, and Mr. Miller directly.

     (c) The table below details the transactions (all of which were open market sales) effected since the filing of Amendment No. 4.

                                 MILFAM II L.P.

Date of Transaction                        Number of Shares Sold                          Price Per Share
February 8, 2006                           32,347*                                        $28.897


                                  MARLI MANAGED

Date of Transaction                        Number of Shares Sold                          Price Per Share
February 16, 2006                          11,949                                         $31.3094

February 22, 2006                          20,479                                         $31.5517

February 23, 2006                          12,500                                         $31.8267

February 27, 2006                          17,955                                         $32.1318


                              LLOYD I. MILLER, III

Date of Transaction                        Number of Shares Sold                          Price Per Share
February 16, 2006                          11,000                                         $31.3094

February 22, 2006                          20,000                                         $31.5517

February 23, 2006                          13,217                                         $31.8267

February 24, 2006                          400                                            $31.94

February 24, 2006                          17,500                                         $32.1318



                                    TRUST A-4

Date of Transaction                        Number of Shares Sold                          Price Per Share
March 6, 2006                              200*                                           $33.04

March 13, 2006                             59,800*                                        $33.491505

March 13, 2006                             44,167*                                        $34.339626

March 15, 2006                             15,833*                                        $34.833687

March 15, 2006                             34,785*                                        $35.311268

* These transactions were effected pursuant to trading plans compliant with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

         (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

         (e)      Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2006

                                                    /s/ Lloyd I. Miller, III
                                                --------------------------------
                                                       Lloyd I. Miller, III